                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person: Casuarina Cayman Holdings Ltd., 207 Grandview Drive, Fort Mitchell, KY 41017

2.  Issuer Name and Ticker or Trading Symbol:  Lodgian, Inc./LOD

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Statement of Month/Year:  3/01

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable):

          Director                        X   10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----


    =================================================

7.  Individual or Joint/Group Filing (Check Applicable Line):
                                  Form filed by One Reporting Person
                          ------

                             X    Form filed by More than One Reporting Person
                          ------


                  TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                       DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security  2. Transaction  3. Trans-     4. Securities Acquired (A)  5. Amount of     6. Owner-     7. Nature
    (Instr. 3)           Date            action        or Disposed of (D)          Securities       ship          of In-
                                         Code          (Instr. 3, 4 and 5)         Beneficially     Form;         Direct
                          (Month/        (Instr. 8)                                Owned at         Direct        Bene-
                          Day/        -------------  --------------------------    End of           (D)           ficial
                          Year)                                (A)                 Month            Indirect      Owner-
                                      Code       V  Amount     or      Price       (Instr. 3        (I)           ship
                                                               (D)                 and 4)           (Instr. 4)    (Instr. 4)
--------------------  --------------  ------------- --------------------------  --------------- -------------- -------------
Common Stock,            3/13/01      S             860,000     D     $2.00                         (1)           (1)
par value $0.01
per share

Common Stock,            3/14/01      S             174,750     D     $2.00         3,157,050       (1)           (1)
par value $0.01
per share
--------------------  --------------  ------------- --------------------------  --------------- -------------- -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Potential Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                              TABLE II-- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
                                OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
1.  Title of Derivative     2.  Conversion   3.  Transaction    4.  Transac-     5.  Number of Deriv-     6.  Date Exer-
     Security (Instr. 3)        or Exercise      Date               tion Code        Securities Ac-           cisable and Ex-
                                Price of                            (Instr. 8)       quired (A) or Dis-       piration Date
                                Derivative                                           posed of (D)
                                Security         (Month/                             (Instr. 3, 4 and 5)      (Month/Day/Year)
                                                 Day/
                                                 Year)          --------------   -----------------------  --------------------
                                                                                                          Date         Expira-
                                                                 Code       V     (A)               (D)   Exer-        tion
                                                                                                          cisable      Date
--------------------------- ---------------  ---------------   ---------------  ------------------------  --------------------
None.
--------------------------- ---------------  ---------------   ---------------  ------------------------  --------------------
7.  Title and Amount of     8.  Price        9.  Number        10. Ownership    11.  Nature
     Underlying Securities      Derivative       of Derivative     Form              of Indirect
                                Security         Securities        of Derivative     Beneficial
     (Instr. 3 and 4)           (Instr. 5)       Beneficially      Security:         Ownership
                                                 Owned             Direct            (Instr. 4)
===========================                      at End of         (D) or
    Title      Amount or                         Month             Indirect (I)
               Number of                         (Instr. 4)        (Instr. 4)
               Shares
------------   ------------ ---------------  ---------------   ---------------  ------------------------  --------------------
------------   ------------ ---------------  ---------------   ---------------  ------------------------  --------------------

Explanation of Responses: (1) Casuarina Cayman Holdings Ltd. ("Casuarina") directly owns 1,593,700 shares of Lodgian, Inc. Common Stock, par value $0.01 per share (the "Shares"). Because William J. Yung may be deemed to control Casuarina, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held directly by Casuarina. In addition, the 1994 William J. Yung Family Trust (the "1994 Trust"), The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), Edgecliff Management, LLC ("Management"), Edgecliff Holdings, LLC ("Holdings"), Joseph Yung and William J. Yung, may pursuant to Rule 13d-5 of the Securities Exchange Act of 1934 (the "Securities Act"), be deemed to be the beneficial owner of the 1,593,700 Shares owned directly by Casuarina. Holdings directly owns 1,563,350 Shares. William J. Yung as the sole managing member of Management, which is the sole managing member of Holdings, may be deemed to control Holdings and, therefore, William J. Yung and Holdings may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held of record by Holdings. In addition, Casuarina, the 1994 Trust, the 1998 Trust, Management, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Act, be deemed to be the beneficial owner of the 1,563,350 Shares owned directly by Holdings.

CASUARINA CAYMAN HOLDINGS LTD.



     /s/ William J. Yung                                  April 10, 2001
-------------------------------                           --------------
**Signature of Reporting Person                               Date

Name: William J. Yung
Title: President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                 Joint Filer Information

Designed Filer:                                  Casuarina Cayman Holdings Ltd.
Issuer and Ticker Symbol:                        Lodgian, Inc./LOD
Statement of Month/Year:                         3/01



Listing of Names and Addresses
   Of Other Reporting Persons                 Signatures of Other Reporting Persons               Date
-----------------------------------------   ---------------------------------------             ---------
Edgecliff Holdings, LLC                     EDGECLIFF HOLDINGS, LLC                              4/10/01
207 Grandview Drive
Fort Mitchell, KY 41017                     By: /s/ William J. Yung
                                                ----------------------------
                                                Name: William J. Yung
                                                Title: President

Edgecliff Management, LLC                   EDGECLIFF MANAGEMENT, LLC                            4/10/01
207 Grandview Drive
Fort Mitchell, KY 41017                     By: /s/ William J. Yung
                                                ----------------------------
                                                Name: William J. Yung
                                                Title: President

1994 William J. Yung Family Trust           1994 WILLIAM J. YUNG FAMILY TRUST                    4/10/01
207 Grandview Drive
Fort Mitchell, KY 41017                     By: The Fifth Third Bank, as Trustee

                                                  By: /s/ Timothy A. Rodgers
                                                      ----------------------------
                                                      Name: Timothy A. Rodgers
                                                      Title: Trust Officer

Joseph Yung                                  /s/ Joseph Yung                                     4/10/01
207 Grandview Drive                         --------------------------
Fort Mitchell, KY 41017                     Joseph Yung

William J. Yung                              /s/ William J. Yung                                 4/10/01
1200 Cypress Street                         --------------------------
Cincinnati, OH 45206                        William J. Yung

The 1998 William J. Yung                    1998 WILLIAM J. YUNG AND                             4/10/01
and Martha A. Yung Family Trust             MARTHA A. YUNG FAMILY TRUST
207 Grandview Drive
Fort Mitchell, KY 41017                     By: The Fifth Third Bank, as Trustee

                                                  By: /s/ Timothy A. Rodgers
                                                      ----------------------------
                                                      Name: Timothy A. Rodgers
                                                      Title: Trust Officer